On April 27, 2000, the Net Asset Value of the AmSouth Tax-Exempt
Money Market Fund fell below 0.9975. This requires notification of the President of the Funds (John Calvano), the Treasurer of the Funds (Chuck Booth) and the Secretary of the Funds (Rodney Ruehle). All applicable parties were informed on April 27, 2000. Beginning April 28, 2000, the Fund Accountant began pricing the Fund on a daily basis.
The daily pricing procedures were in place until June 9, 2000 at which time the Fund was well above the 0.9975 threshold. Weekly pricing procedures were then reinstated.